Map of the location of the Paradise River Property in Labrador, Canada



Huntingdon Island
Earl Island
South Wolf Island
Spotted Island
Paradise River Property
Frenchmans Island
Hawke Island
Venison Islands
Charlottetown (Labrador), NL, Canada